SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Bank7 Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

06652N 107
(CUSIP Number)

Thomas L. Travis
President and Chief Executive Officer
1039 N.W. 63rd Street
Oklahoma City, Oklahoma 73116
(405) 810-8600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 17, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	06652N 107

1	NAME OF REPORTING PERSONS
William Bradford Haines Financial Services Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable (see Items 3 and 4)

5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Oklahoma, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,224,065

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
3,224,065

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,224,065

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.65%(*)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*  Based on 10,187,500 shares of common stock of the Issuer, par value $0.01 per share (the “Common Stock”), outstanding as of September 24, 2018, as reported in the registration statement on Form S-1 (File No. 333-227010) declared effective by the Securities and Exchange Commission on September 19, 2018 (the “Registration Statement”).

CUSIP No.	06652N 107

1	NAME OF REPORTING PERSONS
Lisa K. Haines Financial Services Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable (see Items 3 and 4)

5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Oklahoma, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,595,550

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,595,550

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,595,550

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.66%(*)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*  Based on 10,187,500 shares of Common Stock outstanding as of September 24, 2018, as reported in the Registration Statement.

CUSIP No.	06652N 107

1	NAME OF REPORTING PERSONS
Julee S. Lawrence Financial Services Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable (see Items 3 and 4)

5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Oklahoma, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,595,550

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,595,550

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,595,550

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.66%(*)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*  Based on 10,187,500 shares of Common Stock outstanding as of September 24, 2018, as reported in the Registration Statement.

CUSIP No.	06652N 107

1	NAME OF REPORTING PERSONS
William B. Haines, not individually but solely as the trustee of the William Bradford Haines Financial Services Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable (see Items 3 and 4)

5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,224,065(*)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
3,224,065(*)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,224,065(*)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.65% (**)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*  Mr. William B. Haines is the sole trustee of, and has voting power over the shares held by, the William Bradford Haines Financial Services Trust.
** Based on 10,187,500 shares of Common Stock outstanding as of September 24, 2018, as reported in the Registration Statement.

CUSIP No.	06652N 107

1	NAME OF REPORTING PERSONS
John T. Phillips, not individually but solely as the co-trustee of the Lisa K. Haines Financial Services Trust and the Julee S. Lawrence Financial Services Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable (see Items 3 and 4)

5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,191,100 (*)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,191,100 (*)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,191,100 (*)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.32%(**)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*  Consists of (A) 1,595,550 shares held for the account of the Lisa K. Haines Financial Services Trust; and (B) 1,595,550 shares held for the account of the Julee S. Lawrence Financial Services Trust.  Mr. John T. Phillips is the co-trustee of each of the Lisa K. Haines Financial Services Trust and the Julee S. Lawrence Financial Services Trust.
** Based on 10,187,500 shares of Common Stock outstanding as of September 24, 2018, as reported in the Registration Statement.

CUSIP No.	06652N 107

1	NAME OF REPORTING PERSONS
Lisa K. Haines, not individually but solely as co-trustee of the Lisa K. Haines Financial Services Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable (see Items 3 and 4)

5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,595,550 (*)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,595,550 (*)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,595,550 (*)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.66%(**)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*  The Reporting Person is the co-trustee of the Lisa K. Haines Financial Services Trust, which directly holds shares of Common Stock of the Issuer.
**  Based on 10,187,500 shares of Common Stock outstanding as of September 24, 2018, as reported in the Registration Statement.

CUSIP No.	06652N 107

1	NAME OF REPORTING PERSONS
Julee S. Thummel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable (see Items 3 and 4)

5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,595,550 (*)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,595,550 (*)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,595,550 (*)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.66% (**)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*  The Reporting Person is the co-trustee of the Julee S. Lawrence Financial Services Trust, which directly holds shares of Common Stock of the Issuer.
**  Based on 10,187,500 shares of Common Stock outstanding as of September 24, 2018, as reported in the Registration Statement.

Item 1.  Security and Issuer

This Amendment No. 1 (this “Amendment No. 1”) amends the statement on Schedule 13D filed with the SEC by the Reporting Persons (as defined in Item 2 below) on October 2, 2018 (the “Original 13D Filing”) relating to their ownership of the common stock, par value $0.01 per share (the “Common Stock”), of Bank7 Corp., an Oklahoma corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 1039 N.W. 63rd Street, Oklahoma City, Oklahoma 73116.

Item 2.  Identity and Background

(a)          This Amendment No. 1 is being filed by or on behalf of the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(i)	The William Bradford Haines Financial Services Trust (the “WBH Trust”);

(ii)	The Lisa K. Haines Financial Services Trust (the “LKH Trust”);

(iii)	The Julee S. Lawrence Financial Services Trust (the “JSL Trust”);

(iv)	Mr. William B. Haines, not individually but solely in his capacity as trustee of the WBH Trust;

(v)	Mr. John T. Phillips, not individually but solely in his capacity as co-trustee of the LKH Trust and co-trustee of the JSL Trust;

(vi)	Ms. Lisa K. Haines, not individually but solely in her capacity as co-trustee of the LKH Trust; and

(vii)	Ms. Julee S. Thummel, not individually but solely in her capacity as co-trustee of the JSL Trust.

The Reporting Persons comprise a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as defined and described in Item 6.  The Reporting Persons are jointly filing this Amendment No. 1 pursuant to that certain Joint Filing Agreement, dated as of October 1, 2018.

(b)          The address of each of the Reporting Persons is 1039 N.W. 63rd Street, Oklahoma City, Oklahoma  73116.

(c)          The principal business of each of the William Bradford Haines Financial Services Trust, the Lisa K. Haines Financial Services Trust, and the Julee S. Lawrence Financial Services Trust (collectively, the “Haines Family Trusts”) is to invest the assets of the Haines Family Trusts for the benefit of the beneficiaries of the Trusts.   The principal occupation  or employment of Mr. William B. Haines is serving as Chairman of the Board of Directors of the Issuer and the Issuer’s wholly-owned banking subsidiary, Bank7 (the “Bank”).  The principal occupation or employment of Mr. John T. Phillips is serving as a director, Secretary and Senior Executive Vice President and Chief Operating Officer of the Issuer and the Bank.  The principal occupation or employment of Ms. Lisa K. Haines is serving as Executive Vice President and Chief Marketing Officer of the Bank.  Ms. Julee S. Thummel is employed as a court reporter.

(d), (e)    During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of the Haines Family Trusts are trusts organized under the laws of the State of Oklahoma.  Mr. William B. Haines, Mr. John T. Phillips, Ms. Lisa K. Haines and Ms. Julee S. Thummel are United States citizens.

Item 3.  Source and Amount of Funds or Other Consideration

This filing does not reflect any recent purchase of securities by the Reporting Persons.  Rather, this filing is being made to reflect the sale of shares of Common Stock by the WBH Trust, LKH Trust and JSL Trust in the initial public offering of the Issuer (the “IPO”) due to the exercise by the underwriters of their right to purchase additional shares of Common Stock to cover over-allotments (the “Option Closing”).  On October 17, 2018, the WBH Trust sold 187,135 shares of Common Stock, the LKH Trust sold 92,600 shares of Common Stock  and the JSL Trust sold 92,600 shares of Common Stock in the Option Closing.  Such shares were sold at $17.765 per share, which represents the IPO purchase price of $19.00 less the underwriting discount.

Item 4.  Purpose of the Transaction

As previously reported, the Issuer completed its IPO and related listing of its Common Stock on The NASDAQ Stock Market LLC. Prior to the IPO, the WBH Trust held 3,662,500 shares of Common Stock, the LKH Trust held 1,812,500 shares of Common Stock, and the JSL Trust held 1,812,500 shares of Common Stock.  In the IPO, the WBH Trust sold 251,300 shares of Common stock, the LKH Trust sold 124,350 shares of Common Stock and the JSL Trust sold 124,350 shares of Common Stock. In the Option Closing, the WBH Trust sold 187,135 shares of Common Stock, the LKH Trust sold 92,600 shares of Common Stock  and the JSL Trust sold 92,600 shares of Common stock.  Following the IPO and the Option Closing, the Haines Family Trusts collectively hold 6,415,165 shares of Common Stock, or 62.97% of the outstanding shares of Common Stock.

The Reporting Persons, which continue to own collectively and in the aggregate more than 50% of the outstanding voting securities of the Issuer after the IPO, reached an oral agreement as a group, effective as of the date of the Joint Filing Agreement included as an exhibit hereto, for the purpose of influencing control over the Issuer solely to the extent necessary to ensure the Issuer will qualify as a “controlled company” under applicable NASDAQ Marketplace Rules. Under such rules, NASDAQ listed issuers that qualify as controlled companies may avail themselves of certain corporate governance exemptions involving board and committee independent director requirements. Even though the Issuer is a “controlled company” following the IPO, it currently complies with such board and committee independent director requirements.  Except for the foregoing, the Reporting Persons do not have any arrangement, relationship, understanding or agreement among them to act together for the purpose of acquiring, holding, voting or disposing of any of such equity securities or to otherwise seek to influence control over the Issuer.

Other than in connection with the contracts, arrangements, understandings or relationships with respect to securities of the Issuer described in Item 6 below, there are no other plans or proposals that would result in the acquisition of additional securities or disposition of additional securities of the Issuer.

Except as described above in this Item 4, the Reporting Persons do not have, as of the date hereof, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Each of the Reporting Persons reserves the right, however, to formulate such plans or proposals, and to take such action with respect to any or all of such matters and any other matters as they may determine in their sole discretion.

Item 5.  Interest in Securities of the Issuer

(a), (b)    The Reporting Persons may be deemed to beneficially own an aggregate of 6,415,165 shares of Common Stock, or 62.97% of the outstanding shares of Common Stock, which consists of:

(i)	3,224,065 shares of Common Stock, or 31.65% of the outstanding shares of Common Stock, held for the account of the WBH Trust.

(ii)	1,595,550 shares of Common Stock, or 15.66% of the outstanding shares of Common Stock, held for the account of the LKH Trust.

(iii)	1,595,550 shares of Common Stock, or 15.66% of the outstanding shares of Common Stock, held for the account of the JSL Trust.

(iv)
Mr. William B. Haines is the sole trustee of the WBH Trust, with sole voting and investment power over 3,224,065 shares of Common Stock, or 31.65% of the outstanding shares of Common Stock, all of which is reported hereby as owned by the WBH Trust.

(v)
Mr. John T. Phillips is co-trustee of the LKH Trust and the JSL Trust, with shared voting and investment power over 3,191,100 shares of Common Stock, or 31.32% of the outstanding shares of Common Stock, all of which is reported hereby as owned by the LKH Trust and the JSL Trust.

(vi)
Ms. Lisa K. Haines is co-trustee of the LKH Trust, with shared voting and investment power over 1,595,550 shares of Common Stock, or 15.66% of the outstanding shares of Common Stock, all of which is reported hereby as owned by the LKH Trust.

(vii)
Ms. Julee S. Thummel is co-trustee of the JSL Trust, with shared voting and investment power over 1,595,550 shares of Common Stock, or 15.66% of the outstanding shares of Common Stock, all of which is reported hereby as owned by the JSL Trust.

(c)          Except as otherwise set forth in Item 4 above, none of the Reporting Persons has effected any transactions in shares of the Issuer’s shares of Common Stock during the last 60 days.

(d)          Except as otherwise set forth herein, no other person or entity is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

(e)          Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

No changes from the Original 13D Filing.

Item 7.  Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement, dated October 1, 2018, by and among the Haines Family Trusts, William B. Haines, John T. Phillips, Lisa K. Haines and Julee S. Thummel

99.2
Form of Lock-Up Agreement, filed as an exhibit to the Form of Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-227-010), filed with the Securities and Exchange Commission on September 17, 2018

99.3
Form of Registration Rights Agreement, filed as Exhibit 10.4 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-227-010), filed with the Securities and Exchange Commission on August 24, 2018

99.4	Form of Tax Sharing Agreement, filed as Exhibit 10.1 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-227-010), filed with the Securities and Exchange Commission on August 24, 2018

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 26, 2018

WILLIAM BRADFORD HAINES FINANCIAL SERVICES TRUST

By:	/s/ William B. Haines
Name:	William B. Haines, Trustee

LISA K. HAINES FINANCIAL SERVICES TRUST

By:	/s/ John T. Phillips
Name:	John T. Phillips, Co-Trustee

By:	/s/ Lisa K. Haines
Name:	Lisa K. Haines, Co-Trustee

JULEE S. LAWRENCE FINANCIAL SERVICES TRUST

By:	/s/ John T. Phillips
Name:	John T. Phillips, Co-Trustee

By:	/s/ Julee S. Thummel
Name:	Julee S. Thummel, Co-Trustee

By:	/s/ William B. Haines
Name:	William B. Haines

By:	/s/ John T. Phillips
Name:	John T. Phillips

By:	/s/ Lisa K. Haines
Name:	Lisa K. Haines

By:	/s/ Julee S. Thummel
Name:	Julee S. Thummel